UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR AUGUST 11, 2000

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                              LOCALIZA SYSTEM LTDA.
                     PRIME PRESTADORA DE SERVICOS S/C LTDA.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                            Funcionarios 30150 - 902
                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Localiza Rent a Car S.A . and subsidiaries
1. Consolidated Balance Sheets - June 30,1999  and 2000
2. Consolidated  Statements  of Income for the six months  ended June 30,
   1999 and 2000
3. Consolidated Statements of Cash Flows for the six months ended June 30, 1999 and 2000
4. Summary Financial Data by Business Segment for the six months ended June 30, 1999 and 2000
5. Selected Historical Financial and Other Data - 2Q1999, 2Q2000, 1H1999 and 1H2000
6. Reclassification of Certain Financial Statement Itens

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                     BALANCE SHEETS - JUNE 30, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                             June 30,
                                                     -----------------------
                                                       1999           2000
                                                     --------       --------
CURRENT ASSETS:

Cash and cash equivalents                             111,783         21,427

Marketable securities                                       -         70,549

Accounts receivable, net                               17,427         22,264

Revenue-earning vehicles, net                          85,916        117,631

Prepaid expenses and other                              6,639         17,508
                                                      -------        -------
                                                      221,765        249,379
                                                      -------        -------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                          50,442         80,533

Escrow deposits                                        10,564         13,974

Prepaid expenses                                        3,535          2,781

Receivables from related parties                        1,464          1,456

Compulsory loans                                        4,830          2,063

Deferred tax credits                                   16,031         10,428

Recoverable taxes and other                               901          1,025
                                                       ------        -------
                                                       87,767        112,260
                                                       ------        -------

PROPERTY AND EQUIPMENT, NET                             7,424          7,690
                                                      -------        -------
                                                      316,956        369,329
                                                      =======        =======

                  LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                    BALANCE SHEETS - JUNE 30, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                             June 30,
                                                     -----------------------
                                                       1999           2000
                                                     --------       --------
CURRENT LIABILITIES:

Short-term loans                                            -          3,046

Current portion of long-term debt                       4,484          4,607

Accounts payable                                       10,163         13,238

Payroll and related charges                             4,695          6,509

Taxes, other than on income                             1,019          1,177

Income and social contribution taxes                      392          8,984

Advances from customers                                 4,996          1,144

Other                                                     364          2,366
                                                       ------         ------
                                                       26,113         41,071
                                                       ------         ------

NONCURRENT LIABILITIES:

Long-term debt                                        176,950        180,000

Reserve for contingencies                              17,417         19,956

Deferred tax liability                                    385              -

Tax, other than on in income                               75            367
                                                      -------        -------
                                                      194,827        200,323
                                                      -------        -------

MINORITY INTEREST                                          51            112


SHAREHOLDERS' EQUITY:                                  95,965        127,823
                                                      -------        -------
Total liabilities and shareholders' equity            316,956        369,329
                                                      =======        =======

                   LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

               FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                    Six months ended June 30,
                                                    -------------------------
                                                       1999            2000
                                                     --------        -------
NET REVENUES:


Car  rental                                            39,693         47,991

Fleet management                                       25,598         45,825

Franchising                                             2,247          3,057

Used car sales                                         38,891         39,237
                                                      -------        -------
Total revenues                                        106,429        136,110
                                                      -------        -------


EXPENSES AND COSTS:

Direct operating                                     (20,658)       (27,521)

Cost of used car sales                               (34,503)       (28,483)

Selling, general and administrative                  (16,015)       (18,382)

Depreciation of vehicles                             (15,169)       (21,954)

Other depreciation and amortization                   (1,133)        (1,503)
                                                      ------         ------
                                                     (87,478)       (97,843)
                                                     -------        -------

Operating income                                      18,951         38,267


FINANCIAL EXPENSE, NET                               (24,486)        (9,241)

OTHER NONOPERATING INCOME (EXPENSE), NET                  (8)            11
                                                      ------         ------

Income (loss) before taxes and minority interest      (5,543)        29,037
                                                      ------         ------


INCOME TAXES                                             159         (9,569)
                                                       -----         ------

Net income (loss) before minority interest            (5,384)        19,468


MINORITY INTEREST                                        (33)           (49)
                                                       -----         ------

Net income (loss)                                      (5,417)       19,419
                                                       ======        ======

                            LOCALIZA RENT A CAR S.A.

                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000

                    (Stated in thousands of Brazilian reais)

                                                      Six months ended June 30,
                                                      -------------------------
                                                           1999          2000
                                                         --------       ------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income                                             (5,417)       19,419

   Non-cash adjustments-

      Depreciation and amortization                       19,362        23,457

      Allowance for doubtful accounts                        419            23

      Monetary restatementof compulsory loans, net             -         3,472

      Present Value Adjustement - FND                       (179)            -

      Deferred taxes on income                              (692)          (76)

      Reserve for contingencies                            2,591         1,965

      Accrued interest expense                             9,795        10,579

      Accrued interest income                                  -        (5,495)

      Foreign exchange gain (loss)- short-term debt        2,100          (170)

      Foreign exchange gain (loss)- long-term debt, net   56,080           725

      Other monetary restatement                               -           (26)

      Other                                                 (102)            -
                                                          ------        ------
                                                          83,957        53,873
                                                          ------        ------


(Increase) decrease in assets:

   Accounts receivable                                     1,268        (3,523)

   Revenue-earning vehicles-

      New acquisitions                                   (55,808)      (66,063)

      Proceeds from sales                                 34,503        28,483

      Stolen vehicles, net of recoveries                     423         1,186

      Discount for damaged cars sold                       1,155         1,418

   Prepaid expenses                                       (3,677)       (1,464)

   Escrow deposits                                        (2,984)         (536)

   Income and social contribution taxes                     (146)            -

   Recoverable taxes and other                              (895)       (8,003)
                                                          ------        ------
                                                         (26,161)      (48,502)
                                                          ------        ------

                            LOCALIZA RENT A CAR S.A.

                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000

                    (Stated in thousands of Brazilian reais)

                                                      Six months ended June 30,
                                                      -------------------------
                                                         1999            2000
                                                       --------         ------
Increase (decrease) in liabilities:

   Accounts payable                                      (2,013)         8,727

   Payroll and related charges                              259            122

   Income and social contribution taxes                       -         10,044

   Advances from customers                                  163         (1,350)

   Taxes other than on income                                45           (608)

   Reserve for contingences                                (669)          (275)

   Other                                                    407            (38)
                                                          -----         ------
                                                         (1,808)        16,622
                                                         ------         ------

  Net cash provided by/(used in) operating activities    55,988         21,993
                                                         ------         ------


CASH FLOWS FROM INVESTING ACTIVITIES:

   Marketable securities                                      -         12,796

   Additions to property and equipment                     (690)        (1,876)
                                                           -----        ------
        Net cash used in investing activities              (690)        10,920


CASH FLOWS FROM FINANCING ACTIVITIES:

   Repayment of long-term debt                                -         (8,983)

   Short-term loans-

      Proceeds                                                -         27,127
      Repayments                                        (13,404)       (27,341)

   Dividends                                             (5,167)        (7,526)

   Other                                                      -         (1,756)
                                                         ------         ------
    Net cash provided by (used in) financing activities (18,571)       (18,479)


NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS     36,727         14,434


CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD         75,056          6,993
                                                        -------         ------

CASH AND CASH EQUIVALENTS AT END OF PERIOD              111,783         21,427
                                                        =======         ======


   Supplemental disclosures of cash flow information -


Cash paid during the year for:

   Interest                                               9,212          8,983

   Income and social contribution taxes                     146          6,197

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                           Six months ended June 30,
                                           -------------------------
                                              1999            2000
                                            -------          ------
      NET REVENUES:

      Car rental                            39,693            47,991

      Fleet management                      25,598            45,825

      Franchising                            2,247             3,057

      Used car sales                        38,891            39,237
                                           -------           -------
                                           106,429           136,110
                                           -------           -------


      DEPRECIATION:

      Car  rental                           (8,217)           (7,514)

      Fleet management                      (6,952)          (14,440)

      Other                                 (1,133)           (1,503)
                                            ------            ------
                                           (16,302)          (23,457)
                                            ------            ------


      OPERATING INCOME (LOSS):

      Car  rental                            9,515            17,106

      Fleet management                      13,022            19,335

      Franchising                            1,225             1,291

      Used car sales                         1,083             7,718

      Corporate expenses                    (4,761)           (5,680)

      Other depreciation                    (1,133)           (1,503)
                                            ------            ------
                                            18,951            38,267
                                            ------            ------


      OPERATING MARGIN:

      Car  rental                            24.0%              35.6%

      Fleet management                       50.9%              42.2%

      Franchising                            54.5%              42.2%

      Used car sales                          2.8%              19.7%

      Total                                  17.8%              28.1%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                                         2 Q 1999   2 Q 2000     1 H 1999   1 H 2000
                                                         --------   --------     --------   --------
STATEMENT OF OPERATIONS DATA:

Net revenues:

  Car rental                                               18,755     22,893       39,693     47,991
  Fleet management                                         13,191     24,616       25,598     45,825
                                                           ------     ------       ------     ------
    Total vehicle rental                                   31,946     47,509       65,291     93,816

  Used car sales                                           20,362     19,862       38,891     39,237
  Franchising                                               1,157      1,510        2,247      3,057
                                                           ------     ------      -------    -------
Total net revenues                                         53,465     68,881      106,429    136,110

Direct operating costs and expenses:

  Car rental                                               (7,523)    (8,196)     (15,315)   (16,286)
  Fleet management                                         (2,677)    (4,918)      (4,321)    (9,469)
                                                           ------     ------       ------     ------
    Total vehicle rental                                  (10,200)   (13,114)     (19,636)   (25,755)

  Franchising                                                (578)      (860)      (1,022)    (1,766)
  Cost of used car sales                                  (17,800)   (14,062)     (34,503)   (28,483)
                                                          -------    -------      -------    -------
Total direct operating costs and expenses                 (28,578)   (28,036)     (55,161)   (56,004)
                                                          -------    -------      -------    -------

Gross profit                                               24,887     40,845       51,268     80,106

Selling, general and administrative expenses:

  Adverstising, promotion and selling:
    Car rental                                             (3,903)    (3,541)      (6,646)    (7,085)
    Fleet management                                         (667)    (1,262)      (1,303)    (2,581)
    Used car sales                                         (1,869)    (1,622)      (3,305)    (3,036)
                                                           ------     ------       ------     ------
      Total adverstising, promotion and selling            (6,439)    (6,425)     (11,254)   (12,702)

  General and administrative expenses                      (2,344)    (2,840)      (4,476)    (5,408)

  Other                                                      (141)      (155)        (285)      (272)
                                                            -----      -----       ------     ------
Total selling, general, administrative and other expenses  (8,924)    (9,420)     (16,015)   (18,382)

Depreciation expenses:

  Vehicle depreciation expenses:

    Car rental                                             (3,824)    (3,531)      (8,217)    (7,514)
    Fleet management                                       (3,394)    (7,427)      (6,952)   (14,440)
                                                           ------     ------       ------     ------
      Total vehicle depreciation expenses                  (7,218)   (10,958)     (15,169)   (21,954)

  Non-Vehicle depreciation and amortization expenses         (554)      (749)      (1,133)    (1,503)
                                                            -----     ------       ------     ------
Total depreciation expenses                                (7,772)   (11,707)     (16,302)   (23,457)
                                                           ------    -------      -------    -------

Operating income                                            8,191     19,718       18,951     38,267

Financial Interest:
   Expense                                                 (5,952)    (9,155)     (12,146)   (16,488)
   Income                                                   5,940      3,932       12,437      7,592
   Present Value Adjustment  FND                              (21)         -          180          -
   Tax on financial revenues                                 (386)       131         (617)       126
   Monetary variation and exchange loss                    (5,015)    (5,270)     (58,233)      (926)
   Monetary variation and exchange gain                     2,321      2,120       33,893        455
                                                           ------     ------      -------     ------
      Financial interest (expense) income, net             (3,113)    (8,242)     (24,486)    (9,241)

Non-Operating (expense) income, net                             5          9           (8)        11
                                                            -----     ------       ------     ------
Income/loss before taxes                                    5,083     11,485       (5,543)    29,037

Tax (expense) credit                                       (2,183)    (3,522)         159     (9,569)

Minority interest                                             (12)       (22)         (33)       (49)
                                                            -----      -----       ------     ------
Net income (loss)                                           2,888      7,941       (5,417)    19,419
                                                            =====      =====       ======     ======



STATEMENT OF OPERATIONS DATA                             2 Q 1999   2 Q 2000     1 H 1999   1 H 2000
                                                         --------   --------     --------   --------
OTHER DATA :

EBITDA                                                     15,963    31,425       35,253      61,723

Vehicle Depreciation Expense                               (7,218)  (10,958)     (15,169)    (21,954)
                                                           ------    -------      -------    -------
Adjusted EBITDA                                             8,745    20,467       20,084      39,769
                                                           ======    ======       ======      ======






<strong>Reclassification of Certain Financial Statement Items</strong>

In order to conform with the presentation in the 2000 and in the 1999 financial statements, certain amounts in Localiza's results of operations for 1999 have been reclassified.

1 - Reclassification of 2Q1999 and 1H1999 expenses related to fiscal litigation from Other Selling, General and Administrative Expenses to Car Rental Direct Operating Costs in the amount of R$216 and R$437 respectively.

2 - Reclassification of 2Q1999 and consequently of 1H1999 expenses related to allowance for doubtful accounts from Car Rental and Fleet Management to Used Car Sales Advertising, Promotion and Selling Expenses in the total amount of R$199.

3 - Reclassification of 2Q1999 and consequently of 1H1999 expenses related to tax on other operational revenues from Financial Interest Expenses to Other Selling, General and Administrative Expenses in the amount of R$231.

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )


SELECTED OPERATING DATA:                                 2 Q 1999   2 Q 2000     1 H 1999     1 H 2000
                                                         --------   --------     --------     --------
Gross profit:
  Car Rental                                               11,232     14,697       24,378       31,705
  Fleet Management                                         10,514     19,698       21,277       36,356
  Franchising                                                 579        650        1,225        1,291
  Used Car Sales                                            2,562      5,800        4,388       10,754
                                                           ------     ------       ------       ------
    Total Gross Profit                                     24,887     40,845       51,268       80,106


Gross margin:
  Car Rental                                               59.89%     64.20%       61.42%       66.06%
  Fleet Management                                         79.71%     80.02%       83.12%       79.34%
  Franchising                                              50.04%     43.05%       54.52%       42.23%
  Used Car Sales                                           12.58%     29.20%       11.28%       27.41%

  Total Gross Margin (average)                             46.55%     59.30%       48.17%       58.85%


Average Operating Fleet:
  Car Rental                                                4,777      4,986        5,066        5,181
  Fleet Management                                          4,850      9,261        4,655        8,826
                                                            -----     ------        -----       ------
    Total                                                   9,627     14,247        9,721       14,007

Average Operating Fleet Age (months)                          8.8       9.7           8.8          9.2

Number of Rental Days:
  Car Rental                                              328,488    334,772      672,039      701,833
  Daily Rental Days to Total Fleet's replacement service   (6,326)    (6,608)     (14,261)     (12,439)
                                                          -------    -------      -------    ---------
    Total                                                 322,162    328,164      657,778      689,394
  Fleet Management                                        415,830    832,110      807,300    1.564,290

Utilization Rates:
  Car Rental                                               75.56%     74.60%       73.30%       74.43%
  Fleet Management                                         95.26%     99.84%       96.35%       98.46%

Numbers of Cars Purchased:
  Car Rental                                                1,230      1,220        1,775        1,525
  Fleet Management                                          1,255        805        1,952        2,570
                                                            -----      -----        -----        -----
Numbers of Cars Purchased Total                             2,485      2,025        3,727        4,095

Average Purchase Price                                      14.42      16.65        14.46        15.62

Total Investment in Fleet                                35,841.2   33,725.3     53,909.7     63,951.7


Numbers of Cars Sold:
  Car Rental                                                1,160        862        2,457        1,730
  Fleet Management                                            676        516        1,091        1,057
                                                            -----      -----       ------        -----
Numbers of Cars Sold Total                                  1,836      1,378        3,548        2,787

Average Car Price                                           10.83      14.05        10.78        13.73

Depreciation per car                                         3.00       3.08         3.12         3.13

Average Annual Revenue per Owned
 Car in Operation:
  Car Rental                                            15,703.32  18,364.60    15,671.94    18,526.96
  Fleet Management                                      10,878.43  10,632.50    10,998.85    10,384.09

Average Rental Revenue per Rental
 Car per Day:
  Car Rental (deducted Green Line Days )                    58.22      69.76        60.34        69.61
  Fleet Management                                          31.72      29.58        31.71        29.29